July 31, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long

Re:	Intermagnetics General Corporation Proxy Statement on Schedule 14A Initially Filed June 30, 2006 (File No. 1-11344)

Dear Ms. Long:

     On behalf of Intermagnetics General Corporation, set forth below is the response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the letter received by fax on July 25, 2006, concerning Intermagnetics’ proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended.

     For your convenience, we have set forth the text of the Staff’s comments, followed in each case by our response thereto. Any capitalized terms used but not defined herein have the meanings given to such terms in the proxy statement. Page references are to the blacklined courtesy copy of the proxy statement provided to the Staff together with this letter.

WACHTELL, LIPTON, ROSEN & KATZ Page 2

General

1.	Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

Intermagnetics hereby confirms its understanding that all written soliciting materials must be filed under cover of Schedule 14A.

2.	Please file your proxy card with the next amendment.

The proxy card has been filed with the revised proxy statement.

Letter to Stockholders and Notice of Special Meeting of Stockholders

3.	Please revise your description of the merger to state simply that Philips Holding will acquire you through a merger and you will cease to exist as an independent public company.

The disclosure in the Letter to Stockholders and Notice of Special Meeting has been revised in response to the Staff’s comment.

4.	In the Letter to Stockholders, please disclose along with the board’s recommendation that it will directly benefit from the merger. Make similar revisions in all applicable places in the proxy statement.

The interests of Intermagnetics’ directors and executive officers in the merger are referenced on page 2 and fully disclosed on pages 24 through 26 of the proxy statement. These interests are also referenced in the discussion of the board’s recommendation on page 16 of the proxy statement. Except for Mr. Epstein, the entire board of directors consists of completely independent, non-management persons. The personal interests of the Intermagnetics’ directors (accelerated vesting and exchange of equity-linked compensation and continued indemnification and insurance) are customary for public company mergers, and do not present a conflict of interest with shareholders. We do not believe that disclosing these benefits at each mention of the board’s recommendation would be helpful to stockholders. Furthermore, Mr. Epstein’s continuing employment arrangements, as disclosed on pages 24 through 26, include a holdback of payments to which he would otherwise be entitled upon a change in control. We respectfully submit that suggesting that the directors have a personal interest in the transaction at variance with shareholders’ interests would be misleading.

Summary, page 1

5.	We note your statement on page 2 that a stockholder that desires to exercise its appraisal rights must not vote in favor of the merger. However, please disclose whether a stockholder’s failure to vote against the proposal will constitute a waiver of its appraisal rights. We note the disclosure on page 33 that a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against

WACHTELL, LIPTON, ROSEN & KATZ Page 3

adoption of the merger agreement, or abstain from voting on the adoption of the merger agreement.

The disclosure on page 2 of the proxy statement has been revised in response to the Staff’s comment.

Background of the Merger

6.	In the fifth paragraph, please be more specific about the materials provided to Philips.

The disclosure on page 11 of the proxy statement has been revised in response to the Staff’s comment.

7.	Please refer to the sixth paragraph on page 14. To the extent known, please disclose the reasons why Mr. Nolan told Mr. Epstein that Philips would not be making an offer for Intermagnetics. For instance, was it because of the inability to agree on an offer price? Please elaborate on the further conversations that they had after the initial $23.33 offer. Disclose whether Mr. Epstein proposed another specific price.

The disclosure on page 11 of the proxy statement has been revised in response to the Staff’s comment.

8.	Please disclose whether Intermagnetics considered any other strategic transactions and/or business combinations with any other company. If so, disclose what these were and why they were disregarded.

The disclosure on page 13 of the proxy statement has been revised in response to the Staff’s comment.

9.	We note the disclosure in the last paragraph on page 14. Please describe each meeting held in connection with the proposed transaction, including the date of the meeting, the issues addressed at the meeting, the identities of all individuals that attended the meeting, and appropriate disclosure about any actions that resulted from the meeting.

The disclosure on pages 11 and 12 of the proxy statement has been revised and expanded in response to the Staff’s comment.

10.	We note that the non-binding indication of interest from Philips stated that it was willing to pay approximately $28 per share. Please disclose which party proposed that price. Please do the same for the $27.50 price proposed on May 22.

The disclosure on pages 12 and 13 of the proxy statement has been revised in response to the Staff’s comment.

WACHTELL, LIPTON, ROSEN & KATZ Page 4

11.	Please explain the reasons for lowering the proposed price from $28 to $26 on May 19, 2006.

The disclosure on page 12 of the proxy statement has been revised in response to the Staff’s comment.

12.	Please disclose the long-term prospects and challenges considered by your management and the board.

The disclosure on page 13 of the proxy statement has been revised in response to the Staff’s comment.

13.	In the fifth paragraph on page 16, please disclose how the remaining open issues were resolved.

The disclosure on page 14 of the proxy statement has been revised, in response to the Staff’s comment, to include a cross-reference to the summary of the merger agreement terms that were resolved following the June 13 board meeting.

Reasons for the Merger; Recommendation of Our Board of Directors, page 17

14.	With respect to each of the factors listed for recommending the merger and those disfavoring the merger, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

The disclosure on pages 14 through 16 of the proxy statement has been expanded in response to the Staff’s comment.

15.	Please disclose when the twelve-month high for the common stock occurred.

The disclosure on page 16 of the proxy statement has been revised in response to the Staff’s comment.

Opinion of Our Financial Advisor, page 19

16.	Please submit for staff review all material prepared by Bank of America and provided to you. Provide all transcripts, summaries and board books. We may have further comments upon reviewing these materials.

The presentation materials prepared by Banc of America Securities for the Intermagnetics board of directors at its June 14, 2006 meeting and summarized under the caption “Opinion of Our Financial Advisor” are being provided to the Staff under separate cover by counsel for Banc of America Securities on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such Rule, counsel for Banc of America Securities has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Banc of America Securities also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

WACHTELL, LIPTON, ROSEN & KATZ Page 5

17.	Please disclose how Bank of America selected the companies used in its selected companies and selected transactions analyses. Disclose whether any companies meeting these criteria were excluded from the analyses.

The disclosure on pages 18 through 20 of the proxy statement has been revised in response to the Staff’s comment. With respect to the portion of the Staff’s comment as to whether any companies or transactions meeting the selection criteria were excluded, we note for the Staff the current disclosure appearing on pages 19 and 20 of the proxy statement that indicates that no company or transaction used in Banc of America Securities’ financial analyses as a comparison is identical to Intermagnetics, its businesses or the merger. Given this (and, accordingly, the fact that financial analyses necessarily involve judgment), it is possible that not all companies or transactions that potentially could be perceived as satisfying a specified criteria will be identified. In light of the foregoing and the Staff’s comment, we have added disclosure to indicate that Banc of America Securities’ selected publicly traded companies analysis and selected transactions analysis may not necessarily utilize all companies or transactions that could be deemed comparable to Intermagnetics, its businesses or the merger.

18.	Please explain why a range of discount rates from 20% to 25% is appropriate.

The disclosure on page 21 of the proxy statement has been revised in response to the Staff’s comment.

19.	Please describe in more detail any material relationship between you and Bank of America in the past two years as well as the compensation paid to Bank of America during this time period. Please refer to Item 1015(b)(4) of Regulation M-A.

We supplementally advise the Staff that, except for an engagement to act as Intermagnetics’ financial advisor in connection with a potential acquisition that currently is inactive in light of Intermagnetics’ pending merger, no material relationship has existed between Banc of America Securities and Intermagnetics during the past two years for which Banc of America Securities has received compensation. Accordingly, no modifications have been made to the proxy statement in this regard.

Miscellaneous, page 25

20.	Please disclose the other analyses done by Bank of America in rendering its opinion or delete the reference.

The disclosure on page 21 of the proxy statement has been revised in response to the Staff’s comment.

21.	Please also disclose the portion of the financial advisor’s fee that is contingent upon the consummation of the merger.

The disclosure on page 22 of the proxy statement has been revised in response to the Staff’s comment.

WACHTELL, LIPTON, ROSEN & KATZ Page 6

Governmental and Regulatory Approvals, page 27

22.	Please disclose the status of the regulatory approvals sought from the anti-trust authorities.

The disclosure on pages 23 and 24 of the proxy statement has been revised in response to the Staff’s comment.

Conditions to the Merger Page 43

23.	Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders’ votes, including amendments to the merger agreement.

The disclosure on pages 39 and 40 of the proxy statement has been revised in response to the Staff’s comment.

*****

The undersigned, on behalf of Intermagnetics, hereby acknowledges that (i)Intermagnetics is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Intermagnetics may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to the undersigned at (212) 403-1122, or to Adam Emmerich ((212) 403-1234) or Trevor Norwitz ((212) 403-1333).

Very truly yours, /s/ MATTHEW S. LEVINE Matthew S. Levine

cc:	Adam O. Emmerich, Esq. (Wachtell, Lipton, Rosen & Katz)
Trevor S. Norwitz, Esq. (Wachtell, Lipton, Rosen & Katz)
Katherine M. Sheehan, Esq. (Intermagnetics General Corporation)
Steve Trowbridge, Esq. (Intermagnetics General Corporation)
Matthew G. Hurd, Esq. (Sullivan & Cromwell LLP)
Denise A. Cerasani, Esq. (Dewey Ballantine LLP)